Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: B/E Aerospace, Inc.
SEC File No.: 0-18348
SEC File No. of
Registration Statement on Form S-4 filed by
Rockwell Collins, Inc.: 333-214774
Date: February 3, 2017

Full speed ahead

Feb. 7, 2017

Team,

This week, we took another important step forward in our acquisition of B/E Aerospace. Eligible shareowners began receiving proxy statements, where they will be asked to approve our proposal to acquire B/E Aerospace.

I, along with our Board of Directors and leadership team, strongly believe that this acquisition provides us with an opportunity to accelerate growth through a broader range of market positions, products, customers, resources and expertise. It will build on our core competencies in cockpit and cabin solutions and offers possibilities to deliver new innovative approaches in cabin connectivity. This will generate significant benefits for our shareowners, customers and you as an employee.

All shareowners as of Jan. 18, including employees participating in the Rockwell Collins Retirement Savings Plan or the Employee Stock Purchase Plan, are eligible to vote for the proposal prior to the special shareowners meeting on March 9. More information about the voting process and eligibility is available on Rockwell Collins Online or the IMS inSite.

Our Board of Directors unanimously recommends that Rockwell Collins shareowners vote "For" the proposal. If you're a shareowner, I urge you to vote as soon as possible and help write the next chapter in our story.

Full speed ahead,

Kelly

No Offer or Solicitation

Fact sheet

Additional information regarding the B/E Aerospace transaction can be found on the transaction website.

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Rockwell Collins and B/E Aerospace is being submitted to the respective stockholders of Rockwell Collins and B/E Aerospace for their consideration. In connection with the proposed transaction, Rockwell Collins filed a registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of Rockwell Collins and B/E Aerospace. The registration statement was declared effective by the SEC on February 3, 2017, and a definitive joint proxy statement/prospectus has been filed with the SEC filed with the SEC on February 3, 2017. Each of Rockwell Collins and B/E Aerospace are mailing the definitive joint proxy statement/prospectus to their respective stockholders and may file other documents regarding the transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders are also able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins' internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins' Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders are also able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace's internet website at http://www.beaerospace.com or by contacting B/E Aerospace's Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed acquisition of B/E Aerospace by Rockwell Collins. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of Rockwell Collins and B/E Aerospace may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by Rockwell Collins or B/E Aerospace, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; and (13) other risk factors as detailed from time to time in Rockwell Collins' and B/E Aerospace's reports filed with the SEC, including Rockwell Collins' and B/E Aerospace's respective annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. Any forward-looking statements speak only as of the date of this communication. Neither Rockwell Collins nor B/E Aerospace undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Powered *by Newsweaver*